Mars Acquisition Corporation

December 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Stacie Gorman

Re:	Mars Acquisition Corp.
Registration Statement on Form S-1
Filed May 26, 2022
File No. 333-265240

Dear Ms. Gorman:

Mars Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 25, 2022 regarding its Registration Statement on Form S-1 (the “Registration Statement”) filed on May 26, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly.

Registration Statement on Form S-1

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, we revised the disclosure on the cover page to add that “Our sponsor, Mars Capital Holding Corporation, a British Virgin Islands business company with limited liability (“Sponsor”), is controlled by non-U.S. persons and accordingly, the Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent our business combination.”

We also included the following risk factor on page 35:

“The Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent our business combination.

The Committee on Foreign Investment in the United States (“CFIUS”) has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations that became effective on February 13, 2020 further includes investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”

Our Sponsor is controlled by non-U.S. persons. Although the Sponsor’s post-transaction interest in the post-closing company, assuming no redemptions, will be diluted to 16.11%, and the Sponsor will cease to have any control rights, we cannot predict whether the Company may be deemed to be a “foreign person” under the regulations relating to CFIUS or may be subject to review by any other U.S. government entity. In addition, targets with which the Company may pursue a business combination could also include foreign investment or have other ties to non-U.S. persons. As such, a business combination with a U.S. business or foreign business with U.S. subsidiaries that we may wish to pursue may be subject to CFIUS review or other regulatory review, depending on the Company’s ultimate share ownership following the business combination and other factors. If a particular proposed business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or we may determine to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to modify or delay our proposed business combination, impose conditions with respect to such business combination, request the President of the United States to order us to divest all or a portion of the U.S. target business of our business combination that we acquired without first obtaining CFIUS approval or prohibit the business combination entirely. Accordingly, the pool of potential targets with which the proposed business combination can occur may be limited. The time necessary for CFIUS review of the transaction or a decision to delay or prohibit the transaction may also prevent the business combination from occurring within the applicable time period required under the Company’s Amended and Restated Memorandum and Articles of Association, even if the extension amendment proposal is approved. These risks may limit the attractiveness of, delay or prevent us from pursuing our initial business combination with certain target companies that we believe would otherwise be attractive to us and our shareholders.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy, and we have limited time to complete our business combination. If we are unable to consummate our business combination within the applicable time period required under the Company’s Amended and Restated Memorandum and Articles of Association, we will be required to wind up, redeem and liquidate. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through a business combination. Additionally, there will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event of our winding up.”

Cover Page

2.	We note that a majority of your executive officers and/or directors have significant ties to China and Hong Kong. We also note your statement that you “will not effectuate an initial Business Combination with a company that is headquartered in the People’s Republic of China (“China”), the Hong Kong Special Administrative Region of China (“Hong Kong”) or the Macau Special Administrative Region of China (“Macau”) or conducts a majority of its operations in China, Hong Kong or Macau.” Please revise the cover page to disclose that your executive officers' and directors' ties to China and Hong Kong may make you a less attractive partner to a non-China or non-Hong Kong-based target company, and discuss the impact this could have upon your search for an initial business combination.

Response: In response to the Staff’s comment, we have added the following disclosure on the cover page:

“All of our officers and directors reside in countries other than China and are either U.S. citizens, U.S. permanent residents in the United States or citizens of countries other than China. Therefore, we believe there are no Chinese legal barriers or legal barriers from Canada, Malta, or the United Kingdom to investors being able to effect service of process and enforce judgement of United States courts predicated upon civil liabilities and criminal penalties on them under United States securities laws. Similarly, we do not believe the Chinese government may intervene or influence our current or future operations or subject us to regulatory, liquidity and enforcement risks.

In addition, we believe that none of our officers and directors have significant ties to China except that some of our officers and directors lived in China or Hong Kong before they came to the United Stated or Australia for advanced education and/or commenced their professional careers in the United States, Canada or the United Kingdom. As our Articles of Incorporation prohibits us from undertaking our initial business combination with any company based in or having the majority of its operations in China (including Hong Kong and Macau), we do not believe the historical path of some of our directors and officers will result in a material change in our search for a target company and the value of the securities that we are registering for sale. However, we cannot predict the perception from potential target companies or the market, it is uncertain whether that would make us a less attractive partner to a non-China or non-Hong Kong-based target company and such perception may potentially limit or negatively impact our search for an initial business combination. See “Risk Factors - All of our officers and directors reside in countries other than China and are either U.S. citizens, U.S. permanent residents in the United States or citizens of countries other than China and our sponsor is a BVI company; and they do not have significant ties to China and Hong Kong except that some of our officers and directors lived in China and Hong Kong in the past. It is uncertain whether that would make us a less attractive partner to a non-China or non-Hong Kong-based target company and such perception may potentially limit or negatively impact our search for an initial business combination.”

3.	Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers being based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the disclosure to clarify that our directors and officers do not have significant ties to China except that some members lived in China or Hong Kong before they immigrated to the United Stated or Australia for advanced education and/or commenced their professional careers in the United States, Canada or the United Kingdom. Accordingly, we respectfully submit that this comment is not applicable to the Company.

Prospectus Summary, page 2

4.	In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: We advise the Staff that none of our officers or directors are located in China or Hong Kong, and we have included the citizenship and locations of all of our officers and directors in the Registration Statement. Accordingly, we respectfully submit that this comment is not applicable to the Company.

5.	Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and your directors and officers are required to obtain such permissions or approvals in the future.

Response: Pursuant to the Staff’s comment, we revised our disclosure on page 10 to clarify that no permission or approval that our officers and directors are required to obtain from Chinese authorities to conduct the offering and search for a target company.

Our Board of Directors and Management, page 3

6.	Here and throughout your document where you mention that Future Fintech is a Nasdaq-listed company, please also state that it has received a notice of delisting from Nasdaq, that it has until August 29, 2022 to regain compliance with the minimum bid price requirement, and provide, as of the most recent date, the closing bid price of Future Fintech Group stock.

Response: We respectfully advise the Staff that we have added the following disclosure on page 3:

“Future Fintech Group Inc. has received a notice of delisting from Nasdaq that it has until February 27, 2023 to regain compliance with the minimum bid price requirement. As of December 5, 2022, its closing bid price was $0.36.”

7.	To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

Response: We advise the Staff that none of our officers or directors are located in China or Hong Kong, and we have included the locations of all of our officers and directors in the Registration Statement. In response to the Staff’s comment, we revised our disclosure on the cover page (please see our response to comment #2) and added the following risk factor:

“All of our officers and directors reside in countries other than China and are either U.S. citizens, U.S. permanent residents in the United States or citizens of countries other than China and our sponsor is a BVI company; and they do not have significant ties to China and Hong Kong except that some of our officers and directors lived in China and Hong Kong in the past. It is uncertain whether that would make us a less attractive partner to a non-China or non-Hong Kong-based target company and such perception may potentially limit or negatively impact our search for an initial business combination.

All of our officers and directors reside in countries other than China and are either U.S. citizens, U.S. permanent residents in the United States or citizens of countries other than China and our sponsor is a BVI company. Therefore, we believe there are no Chinese legal barriers or legal barriers from Canada, Malta, or the United Kingdom to investors being able to effect service of process and enforce judgement of United States courts predicated upon civil liabilities and criminal penalties on them under United States securities laws. We believe that none of our officers and directors have significant ties to China except that some of our officers and directors lived in China or Hong Kong before they came to the United Stated or Australia for advanced education and/or commenced their professional careers in the United States, Canada or the United Kingdom. As our Certificate of Incorporation prohibits us from undertaking our initial business combination with any company being based in or having the majority of the company’s operations in China (including Hong Kong and Macau), we do not believe the historical path of some of our officers and directors will result in a material change in our search for a target company and the value of the securities that we are registering for sale. However, we cannot predict the perception from potential target companies or the market, it is uncertain whether that would make us a less attractive partner to a non-China or non-Hong Kong-based target company and such perception may potentially limit or negatively impact our search for an initial business combination.”

Risk Factors, page 33

8.	Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.

Response: Pursuant to the Staff’s comment, we revised our disclosure on page 10 to clarify that no permission or approval that our officers and directors are required to obtain from Chinese authorities to conduct the offering and search for a target company. Accordingly, we respectfully submit that this comment is not applicable to the Company.

9.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We advise the Staff that the Company shall not undertake its initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau), and we have included this statement prominently on the prospectus cover page and other relevant disclosure of the Registration Statement. We further advise the Staff that our directors and officers do not have significant ties to China except that some members lived in China or Hong Kong before they immigrated to the United Stated or Australia for advanced education and/or commenced their professional careers in the United States, Canada or the United Kingdom. Accordingly, we respectfully submit that this comment is not applicable to the Company.

Facilities, page 111

10.	Revise to state, if true, that you share office space with Future Fintech Group Inc., whose address in its EDGAR filings matches the one you provide on the cover page.

Response: We respectfully advise the Staff that it has revised the disclosure on page 111 to add “We share the office space with Future Fintech Group Inc.”

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Karl Brenza
Karl Brenza
Chief Executive Officer

cc:	Fang Liu, Esq.
VCL Law LLP